Exhibit 99.1

SILVERCORP REPORTS UPDATED MINERAL RESERVES AND RESOURCES AT THE GC MINE

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, June 23, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report the results of an updated Technical Report titled Technical Report on Gaocheng Silver-Lead-Zinc Project in Guangdong Province, China for the Gaocheng Mine ("The GC 2026 Technical Report") prepared in accordance with National Instrument 43-101 ("NI 43-101") by SRK Consulting China Ltd ("SRK") with a Mineral Reserve and Mineral Resource dated effective December 31, 2025. The Gaocheng underground Ag-Pb-Zn mine ("GC Mine") is located in Guangdong Province, China.

Summary of the GC 2026 Technical Report

•	Estimated Measured and Indicated Mineral Resources of 18.3 million tonnes ("Mt") grading 65 grams per tonne ("g/t") silver ("Ag"), 0.91% lead ("Pb"), and 2.24% zinc ("Zn"), containing 38.3 million ounces ("Moz") Ag, 167 thousand tonnes ("Kt") Pb, and 408 Kt Zn.
•	In comparison with the 2024 Technical Report (Mineral Resources as of 30 June 2024), Measured and Indicated Resource tonnes have increased by 59%, and contained metal has increased by 23% for Ag, 24% for Pb and 25% for Zn.
•	Estimated Proven and Probable Mineral Reserves of 6.2 Mt grading 63 g/t Ag, 0.91% Pb, and 2.23% Zn, containing 12.5 Moz Ag, 56 Kt Pb, and 138 Kt Zn.
•	In comparison with the 2024 Technical Report (Mineral Reserves as of 30 June 2024), there has been a 25% increase in total Proven and Probable Mineral Reserves tonnes. The changes in total contained metal for Ag, Pb, and Zn are -4%, -7%, and -2% respectively.
•	Estimated Inferred Resources of 7.36 Mt grading 75 g/t Ag, 0.84% Pb, and 1.91% Zn, containing 17.7 Moz Ag, 62 Kt Pb, and 140 Kt Zn. In comparison with the 2024 Technical Report, Inferred Resource tonnes have decreased by 23%, and contained metal has decreased by 32% for Ag, 47% for Pb and 40% for Zn.
•	Based on Proven and Probable Mineral Reserves only, an annual production rate increase is planned from the current level of around 345 thousand tonnes per annum ("ktpa") in FY2026 to between 350 and 365 ktpa from FY2027 to FY2028, and then increase to approximately 370 ktpa from FY 2029 to FY 2041, and then decrease to 223 and 62 ktpa for FY 2042 and final year FY 2043, respectively. Annual production of Ag is projected to be approximately 0.7 Moz. The Life of Mine ("LOM") plan is capped unless the GC Mine can complete a tailings storage facility expansion prior to fiscal year 2043. There is the potential to extend the LOM beyond year 2044 with such a tailings storage facility capacity expansion.
•	Using the LOM production profile based on the December 31, 2025 Mineral Reserves, at an 8% discount rate, the projected post-tax NPV5 is $101.4 M, with a post-tax NPV5 attributable to Silvercorp of $100.3 M (99% interest).

Mineral Resources

The December 31, 2025 Mineral Resources were estimated using a block modelling approach in Micromine. All grade estimation was completed using inverse distance squared. Resource estimates were made for a total of 315 mineralized vein structures for the GC Mine.

The Mineral Resources are reported above cut-offs after applying a minimum practical extraction width of 0.4 m. Cut-off grades are based on in situ values in silver equivalent (AgEq) terms in grams per tonne and incorporate mining, trucking and processing costs, with metallurgical recoveries and payable values provided by Silvercorp and reviewed by the QPs. AgEq formulas are shown in the footnotes of the table below.

The estimated Mineral Resources and metal content for the GC Mine as of December 31, 2025, are detailed in Table 1 below.

Table 1. GC Mine Mineral Resources and metal content for Ag, Pb, and Zn as of December 31, 2025 (Inclusive of Mineral Reserves)

Resource Classification	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Contained Metal
	(Mt)				Ag (koz)	Pb (kt)	Zn (kt)
Measured	8.97	66	1.01	2.44	19,091	91	219
Indicated	9.30	64	0.82	2.04	19,180	76	190
Measured+Indicated	18.28	65	0.91	2.24	38,271	167	408
Inferred	7.36	75	0.84	1.91	17,729	62	140

Notes:
[1]	Mineral Resource Statement as of December 31, 2025.
[2]	The cut-off grade estimates are based on the forecast prices 40.0 USD/oz Ag, 2,300 USD/t Pb, and 3,220 USD/t Zn.
[3]	AgEq = Ag+28.74*Pb+33.53*Zn.
[4]	Mineral Resource are reported at a cut-off grade of 80 g/t AgEq.
[5]	The veins within the depth less than 5m below surface are not included in the Mineral Resource.
[6]	The totals may not compute exactly due to rounding.
[7]	The Mineral Resource estimates for the GC Mine were carried out by Silvercorp and reviewed by independent Qualified Person, Ms. Yanfang Zhao, MAIG, MAusIMM, of SRK Consulting (China) Ltd., who takes responsibility for these estimates.

A comparison of Mineral Resource estimates between June 30, 2024 and December 31, 2025 for payable metals indicates the following:

•	Measured and Indicated tonnes have increased by 59% overall, with Measured and Indicated grades decreasing by 23%, 23% and 21% for Ag, Pb and Zn, respectively.
•	The net result in the Measured and Indicated categories has been an increase in the contained Ag, Pb and Zn of 23%, 24% and 25%, respectively.
•	The Inferred tonnes have decreased by 23%, with Inferred grades decreasing by 12%, 32% and 22% for Ag, Pb and Zn, respectively.
•	The net result in the Inferred category has been a decrease in the contained Ag, Pb and Zn of 32%, 47%, and 40%, respectively.

Reasons for the differences in grade, tonnes, and contained metal include updated interpretation of the mineralization, conversion to higher categories arising from drilling and level development, application of different cut-off grades (COGs), and depletion due to mining.

Mineral Reserves

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue to be predominant at the GC Mine, namely cut and fill resuing, overhand cut and fill stoping ("OCAF"), and shrinkage stoping, using hand-held drills and hand-mucking or wheelbarrows within stopes, and loading to mine cars or truck by rocker-shovel or by load-haul-dump machine ("LHD"). The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage and OCAF are assumed. The QP has observed the mining methods at the GC Mine and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut, and 0.2 m of total overbreak for a shrinkage stope and OCAF stope.

Mining dilution and recovery factors vary somewhat from stope to stope and with mining method. Average dilution factors have been estimated as 17% for resuing, and 25% for shrinkage and OCAF, while assumed mining recovery factors are 95% for resuing stopes, and 92% for shrinkage and OCAF stopes.

For the total tonnage estimated as GC Mine Reserves and included in the life of mine plan, approximately 28% is associated with resuing-type methods and approximately 9% with OCAF, and approximately 63% with shrinkage.

The estimated Mineral Reserves and metal content for the GC Mine as of December 31, 2025 are detailed in Table 2 below.

Table 2. GC Mine Mineral Reserve estimates and metal content as of December 31, 2025

Category	Tonnes	Ag	Pb	Zn	Contained metal
Unit	(Mt)	(g/t)	( %)	( %)	Ag (koz)	Pb (kt)	Zn (kt)
Proven	3.57	59	0.96	2.27	6,789	34	81
Probable	2.62	67	0.84	2.17	5,673	22	57
Proven + Probable	6.19	63	0.91	2.23	12,462	56	138

Notes:
[1]	Mineral Resource Statement as of December 31, 2025.
[2]	The cut-off grade estimates are based on the forecast prices 31 USD/oz Ag, 2,000 USD/t Pb, and 2,800 USD/t Zn.
[3]	AgEq = Ag+28.74*Pb+33.53*Zn.
[4]	100 g/t AgEq and 130 g/t AgEq COG was applied to shrinkage and resuing type stopes, respectively.
[5]	The Mineral Reserves are reported on a metric dry tonne basis.
[6]	The Mineral Reserves are reported at the reference point of ROM stockpile before crushing or directly crushing.
[7]	The totals may not compute exactly due to rounding.
[8]	The Mineral Reserve estimates for the GC Mine were carried out by Silvercorp and reviewed by independent Qualified Person, Falong Hu, FAusIMM (CP), of SRK Consulting (China) Ltd., who takes responsibility for these estimates.

Total GC Mine Mineral Reserve tonnes are approximately 34% of Mineral Resource (Measured plus Indicated) tonnes. Ag, Pb, and Zn Mineral Reserve grades are 97%, 100%, and 100% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for Ag, Pb, and Zn are 33%, 34%, and 34% respectively.

Some significant aspects of a comparison of Mineral Reserve estimates between June 30, 2024 (the GC 2024 Technical Report) and the GC 2026 Technical Report are the following:

•	25% increase in total (Proven + Probable) GC Mine Mineral Reserve tonnes.
•	Decrease in total GC Mineral Reserve Ag, Pb and Zn grades of 22%, 25% and 22% respectively.
•	Decrease in total GC Mineral Reserve metal content for Ag, Pb and Zn of 4%, 7%.and 2% respectively.

The projected production profile for the GC Mine using current Mineral Reserves is shown in Table 3.

Table 3. GC Mine LOM production profile

Year	ROM	AgEq	Ag	Pb	Zn
Unit	kt	g/t	g/t	%	%
2026	345	168	58	0.97	2.44
2027	350	176	62	1.06	2.50
2028	365	164	62	0.98	2.22
2029	372	164	68	0.93	2.04
2030	372	172	68	0.88	2.35
2031	373	171	68	0.84	2.35
2032	373	166	68	0.82	2.20
2033	372	169	62	0.89	2.44
2034	373	151	59	0.88	1.99
2035	372	162	63	0.86	2.20
2036	372	168	66	0.87	2.29
2037	373	160	65	0.86	2.10
2038	373	161	56	1.02	2.24
2039	373	154	60	0.95	2.00
2040	372	158	59	0.88	2.20
2041	372	156	58	0.85	2.18
2042	223	165	62	1.05	2.18
2043	62	161	60	0.84	2.27
LOM total	6,186	163	63	0.91	2.23

Notes:
Rounding of some figures may lead to minor discrepancies in totals.
"Fiscal Year" (FY) refers to the Canadian fiscal year, running from 1 April of a given year to 31 March of the following year. The schedules of GC Mine are presented on a calendar-year basis (January 1 to December 31).

The GC 2026 Technical Report concludes that the GC Mine continues to be a strongly viable operation based on current Mineral Reserves, with potential to extend its Mineral Resources via further exploration and development, particularly in areas with identified Inferred material.

Qualified Persons

All lead authors of the GC Technical Report qualify as independent Qualified Persons ("QPs"). Four of the independent authors have visited the GC Mine from April 27 to 29, 2026. The QPs have examined all aspects of the project, including drill core, underground workings, processing plant and surface infrastructure. The GC 2026 Technical Report will be made available for review on the SEDAR system and on the Company's website at www.silvercorpmetals.com within 45 days of this news release.

Yanfang Zhao, MAIG, MAusIMM, of SRK Consulting (China) Ltd.; Falong Hu, FAusIMM (CP), of SRK Consulting (China) Ltd.; and Guoliang Ma, P.Geo. of Silvercorp Metals Inc. are Qualified Persons as defined by NI 43-101. The Qualified Persons have reviewed and consented to this press release and believe it fairly and accurately represents the information in the GC 2026 Technical Report that supports the disclosure.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; foreign exchange rates; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of revenues, operation costs, capital expenditures, mine plan, and estimated production from the Company's mines; estimated mine life, potential to expand mine life and extend Mineral Resources via further exploration and development and any anticipated changes related thereto; future tailings storage facility capacity expansion; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China, Canada, the United States, Ecuador and Kyrgyzstan; our ability to comply with environmental, health and safety laws; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS

The technical and scientific information contained herein has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification system, which differs significantly from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC. In particular, and without limiting the generality of the foregoing, this news release uses the terms "measured resources," "indicated resources" and "inferred resources" as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the "U.S. Rules") are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the "MJDS"), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under the U.S. Rules are now "substantially similar" to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are "substantially similar" to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

 Additional information relating to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

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CNW 17:05e 23-JUN-26